SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)
                                 --------------

                             SEER TECHNOLOGIES, INC.
                            (Name of Subject Company)

                              LEVEL 8 SYSTEMS, INC.
                               LIRAZ SYSTEMS LTD.
                                    (Bidders)
                                 --------------

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)
                                 --------------

                                   815780 10 1
                      (CUSIP Number of Class of Securities)
                                 --------------

                                   Arie Kilman
                              Level 8 Systems, Inc.
                            1250 Broadway, 35th Floor
                            New York, New York 10001
                                 (212) 244-1234
       (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of the Bidder)
                                 --------------

                                     Copy to

                             Edward W. Kerson, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                            CALCULATION OF FILING FEE



Transaction Valuation                   Amount of Filing Fee
-------------------------------------------------------------------
$1,697,409 (1)                            $339.48 (2)
-------------------------------------------------------------------


(1) Calculated by multiplying $0.35, the per share cash tender offer price, by 4,849,739, the number of shares of Common Stock being sought in the tender offer.

(2)  Calculated as 1/50 of 1% of the transaction value.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:______________     Filing Party:__________________
     Form or Registration No.:______________   Date Filed:___________________

     This  Statement  amends and  supplements  the  Tender  Offer  Statement  on
Schedule 14D-1 filed with the Securities and Exchange Commission on February 1, 1999 (the "Schedule 14D-1 Statement"), and relates to the offer by Level 8 Systems, Inc., a corporation organized and existing under the laws of the State of New York ("Purchaser"), to purchase up to 4,849,739 shares of common stock, par value $0.01 per share (the "Shares"), of Seer Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $0.35 per Share, net to the seller in cash (subject to applicable withholding of taxes), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 1, 1999, as supplemented by a Supplement dated February 24, 1999 (as so supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed herewith as Exhibits (a)(1), (a)(2) and
(a)(8), respectively.

Item 11.  Material to Be Filed as Exhibits.

(a)(1)    Form of Offer to Purchase dated February 1, 1999*
(a)(2)    Form of Letter of Transmittal*
(a)(3) Form of Letter to brokers, dealers, commercial banks, trust companies and nominees*
(a)(4) Form of Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees*
(a)(5)    Form of Notice of Guaranteed Delivery*
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(7)    Press release issued on February 1, 1999*
(a)(8)    Supplement  to the Offer to Purchase  dated  February 24, 1999
(b)       Not applicable.

(c)(1) Agreement, dated as of November 23, 1998, among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS is incorporated by reference to
          Exhibit 2.1 of Level 8 Systems, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.
(d)       Not applicable.
(e)       Not applicable.
(f)       Not applicable.

-------------------------------
* Previously filed.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 24, 1999


                                 LEVEL 8 SYSTEMS, INC.



                                 By:  /s/ Arie Kilman
                                     Name:  Arie Kilman
                                     Title: Chairman of the Board
                                            and Chief Executive Officer



                                 LIRAZ SYSTEMS LTD.



                                 By:  /s/ Arie Kilman
                                     Name:  Arie Kilman
                                     Title: Chairman of the Board and President

                                  EXHIBIT INDEX

Exhibit No.

(a)(1)    Form of Offer to Purchase dated February 1, 1999*

(a)(2)    Form of Letter of Transmittal*

(a)(3) Form of Letter to brokers, dealers, commercial banks, trust companies and nominees*

(a)(4) Form of Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees*

(a)(5)    Form of Notice of Guaranteed Delivery*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(7)    Press release issued on February 1, 1999*

(a)(8)    Supplement to the Offer to Purchase dated February 24, 1999

(b)       Not applicable.

(c)(1) Agreement, dated as of November 23, 1998, among Level 8 Systems, Inc., Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") and certain parties affiliated or associated with WCAS is incorporated by reference to
          Exhibit 2.1 of Level 8 Systems, Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.

(d)       Not applicable.

(e)       Not applicable.

(f)       Not applicable.

-----------------------------
* Previously filed.